UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar	OMB APPROVAL
Investments of a Management Investment Company	OMB Number:	3235-0359
in the Custody of Members of	Expires:	Jan. 31, 2027
National Securities Exchanges	Estimated average burden
	hours per response	1.5
Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: 811-081191	Date examination completed: December 22, 2025
2. State identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY S281284	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement:	Bullfinch Fund, Inc. - Greater Western New York Series, a Series within Bullfinch Fund, Inc.
4. Address of principal executive office (number, street, city, state, zip code):	3909 Rush Mendon Road, Mendon, NY, 14506

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Rochester, New York

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

The Bullfinch Fund, Inc. - Unrestricted Series

The Bullfinch Fund, Inc. - Greater Western New York Series:

We have examined management of Bullfinch Fund, Inc.’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Bullfinch Fund, Inc. (the “Fund”) complied with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of October 31, 2025. The Fund’s management is responsible for its assertion. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of December 31, 2024, April 30, 2025, and October 31, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from October 31, 2024 (the date of our last examination), through October 31, 2025:

●	Confirmation of all securities held by Charles Schwab & Co., Inc. (the “Custodian”) in book entry form

●	Reconciliation of all such securities to the books and records of the Fund and the Custodian

●	Agreement of 10 security purchases and 11 security sales or maturities since our last report from the books and records of the Fund to broker confirmations

Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2025, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Fund and the Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.

December 22, 2025.